EXHIBIT 12

Calculation of Ratio of Earnings to Fixed Charges

	2011	2010	2009	2008	2007

Fixed charges
Interest expensed and capitalized	8,672	1,047	9,462	11,689	12,012
Amortized premiums, discounts and capitalized expenses related to indebtedness
Estimate of the interest within rental expense	628	472	365	381	357
Preference security dividend requirements of consolidated subsidiaries	-	-	-	-	-

Fixed charges	9,300	1,519	9,827	12,070	12,369

Earnings
Add	45,710	80,399	140,747	138,178	113,646
Pretax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees	36,410	78,880	130,920	126,108	101,277
Fixed charges	9,300	1,519	9,827	12,070	12,369
Amortization of capitalized interest	-	-	-	-	-
Distributed income of equity investees	-	-	-	-	-
Your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	-	-	-	-

Less
Interest capitalized
Preference security dividend requirements of consolidated subsidiaries
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges

Earnings	45,710	80,399	140,747	138,178	113,646

Ratio of earnings to fixed charges	4.92	52.93	14.32	11.45	9.19